UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-3157

INTERNATIONAL PAPER COMPANY

SALARIED SAVINGS PLAN

(Full title of the plan)

INTERNATIONAL PAPER COMPANY

6400 Poplar Avenue

Memphis, TN 38187

Telephone: (901) 419-9000

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–18

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2010 —	19

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	20

NOTE:     All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT

23 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

International Paper Company

Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of International Paper Company Salaried Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche, LLP

Memphis, TN
June 29, 2011

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

(Amounts in thousands)

	2010	2009
ASSETS:
Investments, at fair value — Plan interest in Master Trust (Notes 1, 2, 3, 4, 5, and 6) —
Participant-directed investments	$3,132,973	$2,942,125

Receivables:
Notes receivable from participants	61,112	57,763
Participants’ contributions	5,053	5,222
Employer’s contributions	2,817	2,822

Total receivables	68,982	65,807

LIABILITIES:
Accrued expenses	527	724
Excess contributions payable	2	—

Total liabilities	529	724

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	3,201,426	3,007,208
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(10,423)	19,862

NET ASSETS AVAILABLE FOR BENEFITS	$3,191,003	$3,027,070

See notes to financial statements.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amounts in thousands)

	2010	2009
ADDITIONS:
Contributions:
Participants’ contributions	$106,342	$112,517
Employer’s contributions	53,679	53,952

Total contributions	160,021	166,469
Investment income — Plan interest in Master Trust (Notes 1, 2, 3, 4, 5, and 6)	269,682	659,289
Interest income on notes receivable from participants	3,196	3,669
Net transfers from other plans (Note 8)	3,921	671

Total additions	436,820	830,098

DEDUCTIONS:
Benefits paid to participants	269,228	249,501
Administrative expenses	3,659	4,043

Total deductions	272,887	253,544

NET INCREASE	163,933	576,554
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,027,070	2,450,516

End of year	$3,191,003	$3,027,070

See notes to financial statements.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	DESCRIPTION OF THE PLAN

The following description of the International Paper Company Salaried Savings Plan (the “Plan”) provides only general information about the provisions of the Plan. Participants should refer to the Plan document or the Plan’s summary plan description for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan providing retirement benefits to the salaried employees and certain hourly employees of International Paper Company and its subsidiaries (the “Company”) who work in the United States, or who are United States citizens or residents working outside the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The assets of the Plan are held by State Street Bank and Trust Company (the “Trustee” or “State Street”) in the International Paper Company Defined Contribution Plans Master Trust (the “Master Trust”), a master trust established by the Company and administered by the Trustee.

J.P. Morgan Retirement Plan Services (the “Recordkeeper”) is the recordkeeper for the Plan.

Eligibility to Participate—An employee is generally eligible to participate in the Plan upon date of hire if the employee is a salaried employee, or a non-bargained hourly employee at a designated location, and is employed on a non-temporary basis. Participation in the Plan is voluntary. New employees are automatically enrolled in the Plan 45 days from the date they become eligible to participate, unless they otherwise decline participation.

Participant Contributions—Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions, or in any combination, and are subject to certain Internal Revenue Code (the “Code”) limitations. The maximum rate of participant contributions is 85% of annual compensation as defined by the Plan. Employees who are automatically enrolled contribute at the rate of 4% of compensation, unless they elect an alternate contribution percentage.

Company Matching Contributions—The Company matches all participant contributions at 70% on the first 4% of compensation contributed to the Plan and 50% on the next 4% of compensation contributed to the Plan.

Retirement Savings Account—The Company makes a Retirement Savings Account (“RSA”) contribution equal to 2.75% of compensation for employees hired on or after July 1, 2004. Effective January 1, 2011, employees whose age is 40 or greater as of the date that their account is credited with RSA contributions, receive 4% of compensation as defined by the Salaried Savings Plan.

Rollover Contributions—The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit-sharing, stock bonus, and savings plans or traditional individual retirement accounts.

Investments—Participants direct the investment of their contributions and RSA contributions into various investment options offered by the Plan. The Plan currently offers several diversified portfolios and pooled funds, a fixed income option referred to as the Stable Value Fund, an open brokerage window, and the Company’s common stock as investment options for participants. Contributions of participants who are automatically enrolled, and the Company matching contribution, are invested in the Tier 1 Smartmix Moderate Fund unless the participant makes alternate investment elections.

The Company made Company matching contributions to the Plan in registered shares of Company common stock rather than in cash for the period of March 1, 2009 through December 31, 2010. Participants were able to immediately transfer Company matching contributions from the Company Stock Fund to any of the other investment options. Effective January 1, 2011, Company matching contributions to the Plan are made in cash and are invested in accordance with the participant’s investment election.

ESOP Portion of the Plan—The Company Stock Fund, excluding contributions made in the current Plan year, is designated as an employee stock ownership plan (“ESOP”). With respect to dividends paid on shares of Company stock held in the ESOP portion of the Plan, participants are permitted to elect to receive cash payouts of the dividends or to leave the dividends in the Plan to be reinvested in shares of Company stock.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company matching contributions, RSA contributions and an allocation of Plan earnings, and is charged with benefit distributions, if applicable, and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their participant contributions and rollover contributions, plus earnings thereon. Participants become 100% vested in Company matching contributions and RSA contributions, plus earnings thereon, after three years of service.

Participants also are fully vested in amounts contributed by the company, plus earnings thereon, upon attainment of age 65, termination of employment due to death or disability, or termination of employment due to permanent closure or sale of an employee’s work facility. Forfeited balances of terminated participants are used to reduce future Company contributions.

Notes Receivable from Participants—Participants, including participants who are no longer employed by the Company, may borrow from their accounts an amount not to exceed (on a cumulative outstanding basis) the lesser of (1) 50% of the value of a participant’s contributions, rollover accounts, and the vested portion of a participant’s Company contributions account, less any restricted portions of such accounts or (2) $50,000 reduced by the excess of the participant’s largest outstanding balance of all loans during the 12 months preceding the date the loan is to be made over the outstanding balance of loans on the date such loan is made.

Loans are repaid through payroll deduction, beginning as soon as administratively practicable after the effective date of the loan, with a minimum loan period of one year. The maximum repayment period is five years, unless for the purchase of a principal residence, in which case the maximum repayment period is 10 years. It is permissible to have two loans outstanding at any one time, but only one principal residence loan is allowed at a time. The interest rate is determined by the Plan administrator based on the prime interest rate as published in The Wall Street Journal plus 1%. Interest rates on loans outstanding ranged from 4.25% to 10.5% at December 31, 2010 and 2009. For participants who are no longer employed by the Company, loans are repaid by direct payments to the Plan.

A loan initiation fee of $50 is charged to the participant’s account for each new loan requested.

Withdrawals—A participant may make a general withdrawal in the following order: (1) the value of the after-tax contributions made before the preceding 24-month period and the unmatched after-tax contributions made within the preceding 24-month period with no suspension penalty or contribution suspension; (2) the value of the matched after-tax contributions made during the preceding 24 months with a 3-month suspension penalty period during which no Company matching contributions are made;

(3) the value of any rollover account; and (4) the value of certain prior Company matching contributions as detailed in the appendix to the Plan document.

If the total amount available to a participant for a general withdrawal is insufficient to meet his financial needs, a participant who has not attained age 59-1/2 may apply for a hardship withdrawal of vested Company matching contributions and earnings thereon, before-tax contributions and pre-1989 earnings on before-tax contributions.

To demonstrate necessity for a hardship withdrawal, a participant’s contributions to the Plan are suspended for six months. As an alternative method of demonstrating necessity, a participant may file a certification of financial hardship.

Participants who have attained age 59-1/2 may withdraw the value of before-tax contributions and the value of vested Company matching contributions, in addition to all amounts available under a general withdrawal.

Payment of Benefits—Distributions may be made when a participant retires, terminates employment, or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant’s account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash, or in a combination of shares and cash, as selected by the participant.

Upon termination of employment, a participant may elect a distribution in a lump-sum payment, or through installments over 5 to 20 years. Terminated participants may defer distribution to a date occurring on or prior to December 31 of the calendar year in which the participant attains age 70-1/2.

The Plan requires an automatic lump-sum distribution to a terminated participant whose account balance is $5,000 or less. An automatic lump-sum distribution in excess of $1,000 is automatically distributed to a rollover Individual Retirement Account (“IRA”) unless the participant timely elects another form of distribution.

Death benefits to a beneficiary are paid in either a lump-sum payment within five years of the participant’s death or in installment payments commencing within one year of the participant’s death, as elected by the beneficiary. If the beneficiary is the participant’s spouse, the beneficiary may elect to defer the distribution to the date the participant would have been age 70-1/2.

Some participants that have become participants in the Plan due to plan mergers have benefits differing from the general provisions of the Plan. The appendix to the Plan’s summary plan description explains these benefits in detail by location. These participants are often allowed to continue certain benefits offered in their previous plans. The contributions available for such withdrawals are only those contributions made under their previous plans and not the contributions or earnings thereon made under the Plan’s provisions.

Administrative Expenses—All administrative fees and expenses (except loan initiation fees) are charged to the Plan. The Recordkeeper nets the Master Trust administrative expenses of each plan with the investment income or loss of the Master Trust. Plan level expenses are included in administrative expenses in the accompanying statements of changes in net assets available for benefits.

Forfeited Accounts—On December 31, 2010 and 2009, forfeited nonvested accounts were valued at $10,731 and $7,114, respectively. During the years ended December 31, 2010 and 2009, employer contributions were reduced by approximately $1,161,000 and $1,152,000, respectively, from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s interest in the Master Trust is stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. The benefit-responsive investment contracts are stated at fair value and then adjusted to contract value (Note 3). If available, quoted market prices are used to value investments. The fair value of benefit-responsive contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Pooled accounts are valued at the net asset value of units held by the Plan at year end. Shares of the open brokerage window and the Company’s common stock are valued at quoted market prices.

In accordance with GAAP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Master Trust for investments in Master Trust investment accounts and the open brokerage window are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an adjustment to net appreciation (depreciation) in fair market value for such investments.

The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable—The Plan is required to return contributions to participants in the event certain nondiscrimination tests and/or contribution limits defined under the Code are not satisfied. For the year ended December 31, 2010, approximately $1,900 of contributions were refundable to Plan participants and are included in excess contributions payable in the accompanying statements of net assets available for benefits. For the year ended December 31, 2009, the Plan passed the non-discrimination tests, and no contributions were refundable.

Derivatives—Investments include various derivative instruments, such as swaps, options, forwards and futures, that are employed as asset class substitutes, or for bona fide hedging or other appropriate risk management purposes, to achieve investment objectives in an efficient and cost-effective manner as follows:

•	Market Exposure — To gain exposure to a particular market or alter asset class exposures (e.g., tactical asset allocation) quickly and at low cost.

•

To alter the risk/return characteristics of certain investments. For example, in fixed income accounts, derivatives may be used to alter the duration of the investment portfolio. Investment managers are also permitted to use derivatives to enhance returns by selecting instruments that will perform better than underlying securities under certain scenarios.

•	Foreign Currency Exposure Management — Investment managers may use derivatives, such as currency forwards, in order to manage foreign currency exposures.

The extent to which investment managers are permitted to use derivatives (and the manner in which they are used) is specified within investment manager investment guidelines. Derivative exposure is monitored regularly to ensure that derivatives are used in a prudent and risk-controlled fashion.

Derivative instruments and hedging activities were immaterial for the years ended December 31, 2010 and 2009.

Securities Lending—International Paper Company has, via a Securities Lending Authorization Agreement with State Street, authorized State Street to lend its securities to broker-dealers and banks pursuant to a form of loan agreement.

During 2010 and 2009, State Street lent, on behalf of the Company, certain securities held by State Street as custodian and received cash, securities issued or guaranteed by the United States government, and irrevocable letters of credit as collateral. State Street did not have the ability to pledge or sell collateral securities absent a borrower default. Borrowers were required to deliver collateral for each loan equal to (i) in the case of loaned securities denominated in United States dollars or sovereign debt issued by foreign governments, 102% of the market value of the loaned securities; and (ii) in the case of loaned securities not denominated in United States dollars or whose primary trading market was not located in the United States, 105% of the market value of the loaned securities.

State Street had indemnified International Paper by agreeing to purchase replacement securities, or return the cash collateral in the event a borrower failed to return a loaned security or pay distributions thereon. There were no losses during 2010 or 2009 resulting from a default of the borrowers.

The cash collateral received on loans is invested, together with the cash collateral of other qualified tax-exempt plan lenders in a collective investment pool called the Quality D Short-Term Investment Fund. As of December 31, 2010, the Quality D Short-Term Investment Fund had an average duration of 32 days and an average weighted final maturity of 26 days. As of December 31, 2009, such investment pool had an average duration of 39 days and an average weighted final maturity of 212 days.

New Accounting Pronouncements

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends Accounting Standards Codification (“ASC”) 820, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.

3.	MASTER TRUST

The Plan’s investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The net assets of the Master Trust at December 31, 2010 and 2009, are summarized as follows (in thousands):

	2010	2009
Master Trust net assets:
At fair value:
Company Stock Fund Master Trust Investment Account	$441,614	$471,431

RIC Master Trust Investment Account:
Conservative Smartmix Fund	92,614	77,071
Moderate Smartmix Fund	357,141	298,675
Aggressive Smartmix Fund	231,233	195,041
Cash	3,694	1,854

Total RIC Master Trust Investment Account	684,682	572,641

Commingled Investment Group Trust Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool (securities on loan $9,650 in 2010 and $5,682 in 2009)	138,087	116,418
Emerging Market Fixed Income Pool (securities on loan $266 in 2010 and $40 in 2009)	60,206	51,596
Emerging Market Equity Pool	185,464	184,200
High Yield Bond Pool (securities on loan $6,396 in 2010 and $5,207 in 2009)	51,807	47,395
Non-U.S. Developed Equity Pool (securities on loan $7,118 in 2010 and $8,871 in 2009)	136,731	132,704
U.S. Small Cap Pool (securities on loan $38,919 in 2010 and $38,446 in 2009)	138,159	106,466
U.S. Mid Cap Pool (securities on loan $31,782 in 2010 and $19,902 in 2009)	164,586	136,397
U.S. Large Cap Pool (securities on loan $22,406 in 2010 and $17,848 in 2009)	514,438	472,521

Total Commingled Investment Group Trust Master Trust Investment Accounts	1,389,478	1,247,697

Open Brokerage Window	—	86,226
Corporate Bonds	245	—
Equities	63,542	—
Government Securities	63	—
Mutual funds	23,106	—
Cash and cash equivalents	15,283	—

Total Open Brokerage Window	102,239	86,226

Stable Value Fund Master Trust Investment Account (securities on loan $0 in 2010 and $6,463 in 2009)	1,456,616	1,458,624

Total investments, fair value	4,074,629	3,836,619
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(14,866)	27,913

Total assets, contract value	4,059,763	3,864,532
Collateral Held	119,408	105,182

Total Master Trust assets	4,179,171	3,969,714

Liability to return collateral held under securities lending agreements	119,408	105,182

Total liabilities	119,408	105,182

Total Master Trust net assets	$4,059,763	$3,864,532

Plan interest in the Master Trust, at fair value	$3,132,973	$2,942,125

Plan interest in the Master Trust as a percentage of total	77%	77%

The net investment income (loss) of the Master Trust for the years ended December 31, 2010 and 2009, is summarized below (in thousands):

	2010	2009
Master Trust investment income (loss):
Net appreciation of investments at fair value:
Company Stock Fund Master Trust Investment Account	$8,901	$331,513
RIC Master Trust Investment Account:
Conservative Smartmix Fund	8,742	9,789
Moderate Smartmix Fund	43,220	60,865
Aggressive Smartmix Fund	30,269	45,308
Commingled Investment Group Trust Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool (securities on loan $16 in 2010 and $25 in 2009)	11,318	14,345
Emerging Market Fixed Income Pool	6,523	10,446
Emerging Market Equity Pool	24,087	71,728
High Yield Bond Pool (securities on loan $21 in 2010 and $27 in 2009)	5,588	10,362
Non-U.S. Developed Equity Pool (securities on loan $75 in 2010 and $120 in 2009)	11,724	33,639
U.S. Small Cap Pool (securities on loan $144 in 2010 and $193 in 2009)	25,488	28,430
U.S. Mid Cap Pool (securities on loan $92 in 2010 and $129 in 2009)	26,838	37,313
U.S. Large Cap Pool (securities on loan $37 in 2010 and $87 in 2009)	73,140	121,589
Open Brokerage Window	—	20,370
Corporate Bonds	31	—
Equities	11,230	—
Government Securities	5	—
Mutual funds	2,801	—
Cash and cash equivalents	8	—
Net depreciation of investments at contract value - Stable Value Fund Master Trust Investment Account (securities on loan $0 in 2010 and $29 in 2009)	(2,269)	(4,666)

Total net appreciation	287,644	791,031

Interest and dividends:
Company Stock Fund Master Trust Investment Account	7,016	5,651
RIC Master Trust Investment Account:
Conservative Smartmix Fund	19	14
Moderate Smartmix Fund	351	97
Aggressive Smartmix Fund	528	117
Commingled Investment Group Trust Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool	—	1
Emerging Market Fixed Income Pool	—	14
Emerging Market Equity Pool	—	1
High Yield Bond Pool	—	—
Non-U.S. Developed Equity Pool	—	7
U.S. Small Cap Pool	4	9
U.S. Mid Cap Pool	—	1
U.S. Large Cap Pool	—	4
Stable Value Fund Master Trust Investment Account	44,101	45,013

Total interest and dividends	52,019	50,929

Total Master Trust investment income	$339,663	$841,960

Investment income — Plan interest in Master Trust	$269,682	$659,289

4.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009. The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period.

The fair values listed below exclude a net payable of $105,401,000 related to uninvested cash, receivables, and payables that are included in the Master Trust assets at December 31, 2010 totaling $4,074,629,000 reflected in Note 3.

Master Trust Assets

Fair Value Measurements as of December 31, 2010 (in thousands)

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$616	$49,213	$—	$49,829
Common collective funds	61,902	70,820	1,435	134,157
Common stock of International Paper	439,551	—	—	439,551
Corporate bonds	(10)	129,935	15	129,940
Derivatives	4,035	—	(243)	3,792
Equities	322,947	423,706	—	746,653
Government securities	—	141,661	5	141,666
International	123,757	124,006	—	247,763
Mortgage backed securities	—	43,295	—	43,295
Mutual funds	—	23,106	—	23,106
Smartmix	5,165	527,319	154,865	687,349
Stable Value	70,417	1,413,319	49,193	1,532,929

Total Master Trust investments	$1,028,380	$2,946,380	$205,270	$4,180,030

Other than those noted below, for the year ended December 31, 2010, there were no significant transfers in or out of Levels 1 or 2.

The fair values listed below exclude a net payable of $380,000 related to uninvested cash, receivables, and payables that are included in the Master Trust assets at December 31, 2009 totaling $3,836,619,000 reflected in Note 3.

Master Trust Assets

Fair Value Measurements as of December 31, 2009 (in thousands)

	Quoted Prices Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Brokerage	$—	$86,574	$—	$86,574
Cash and cash equivalents	983	39,996	—	40,979
Common collective funds	—	37,536	3,014	40,550
Common stock of International Paper	466,458	—	—	466,458
Corporate bonds	—	111,032	221	111,253
Derivatives	505	—	9	514
Equities	310,828	300,977	125	611,930
Fixed income	—	1,381	2,718	4,099
Government securities	—	103,758	404	104,162
International	150,691	152,955	163	303,809
Mortgage backed securities	—	—	45,871	45,871
Mutual funds	—	4,485	—	4,485
Other	(4,108)	10	(423)	(4,521)
Smartmix	—	409,880	154,336	564,216
Stable Value	(31,010)	1,414,681	72,949	1,456,620

Total Master Trust investments	$894,347	$2,663,265	$279,387	$3,836,999

The following tables for 2010 and 2009, respectively, present a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Level 3 Master Trust Assets (in thousands)

	Common collective funds	Corporate bonds	Derivatives Other	Equities	Fixed income	Gov’t securities	Int’l	Mortgage backed securities	Smartmix	Stable Value	Total
Beginning balance
January 1, 2010	$3,014	$221	$(414)	$125	$2,718	$404	$163	$45,871	$154,336	$72,949	$279,387
Realized gains (losses)	267	(5)	359	(266)	243	24	3	—	7,138	4,284	$12,047
Unrealized gains (losses)	84	(3)	(202)	213	(403)	(78)	13	—	9,997	1,971	$11,592
Purchases, issuances, and settlements	(1,930)	(198)	14	(70)	(2,558)	(345)	(3)	(5,751)	(16,606)	9,841	$(17,606)
Transfers in and/or out of Level 3	—	—	—	(2)	—	—	(176)	(40,120)	—	(39,852)	$(80,150)
Ending balance

December 31, 2010	$1,435	$15	$(243)	$—	$—	$5	$—	$—	$154,865	$49,193	$205,270

Level 3 Master Trust Assets (in thousands)

	Common collective funds	Corporate bonds	Derivatives	Equities	Fixed income	Gov’t securities	Int’l	Mortgage backed securities	Other	Smartmix	Stable Value	Total
Beginning balance
January 1, 2009	$5,079	$—	$(73)	$36	$480	$—	$13,085	$—	$(113)	$106,021	$—	$124,515
Realized gains (losses)	2,832	—	(198)	(297)	77	—	(265)	(2,350)	—	1,372	1,405	$2,576
Unrealized gains (losses)	(2,650)	27	487	384	743	169	309	10,440	—	18,458	6,696	$35,063
Purchases, issuances, and settlements	(2,247)	59	(209)	2	591	169	(77)	(23,509)	(310)	28,485	44,544	$47,498
Transfers in and/or out of Level 3	—	135	2	—	827	66	(12,889)	61,290	—	—	20,304	$69,735
Ending balance

December 31, 2009	$3,014	$221	$9	$125	$2,718	$404	$163	$45,871	$(423)	$154,336	$72,949	$279,387

Equity securities consist primarily of publicly traded U.S. companies and international companies and common collective funds. Publicly traded equities are valued at the closing prices reported in the active market in which the individual securities are traded. Common collective funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

Fixed income consists of corporate bonds, government securities, and common collective funds. Government securities are valued by third-party pricing sources. Corporate bonds are valued using either the yields currently available on comparable securities of issuers with similar credit ratings or using a discounted cash flows approach that utilizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. Common collective funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

Derivative investments such as futures, forward contracts, options, and swaps are used to help manage risks. Derivatives are generally employed as asset class substitutes (such as when employed within a portable alpha strategy), for managing asset/liability mismatches, or bona fide hedging or other appropriate risk management purposes. Derivative instruments are generally valued by the investment managers or in certain instances by third party pricing sources.

Smartmix funds are multi-asset class commingled trust funds valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

Mortgage backed securities and a portion of Stable Value Fund investments were transferred from significant unobservable inputs (Level 3) in 2009 to significant observable inputs (Level 2) in 2010 as a result of identifying observable market data for the securities.

5.	INVESTMENT CONTRACTS

The Plan has entered into various benefit-responsive investment contracts (Stable Value Contracts) which are intended to help the Stable Value Fund Master Trust Investment Account (Stable Value Fund) maintain stable principal valuation in most circumstances. Stable Value Contracts are negotiated over-the-counter contracts issued specifically to the Stable Value Fund by banks, insurance companies, and other financial institutions, and typically require the Stable Value Fund to pay periodic fees to the contract’s issuer.

The Stable Value Fund is managed by Deutsche Asset Management and invests in Stable Value Contracts to help offset price fluctuations. The terms of each Stable Value Contract obligate the contract’s issuer to keep a separate record for the contract’s value, which under most circumstances approximates the value of invested principal plus accrued interest, adjusted for deposits, withdrawals and fees. Participants may ordinarily direct the distribution or transfer of all or a portion of their investment at contract value as reported to the Plan by the issuers.

Stable Value Contracts are classified as either traditional guaranteed investment contracts (“TGIC”) or synthetic guaranteed investment contracts (“SGIC”). An SGIC differs from a TGIC in that the Plan owns the assets underlying the investment of a SGIC, and the bank, insurance company, or other financial institution issues a contract, referred to as a “wrapper,” that maintains the contract value of the underlying investment for the duration of the SGIC. The underlying investments of the SGIC are stated at their fair value and determined by the trustee or custodian of the assets based on quoted market prices. The fair value of the wrapper contract(s) are estimated using a replacement cost methodology. The Stable Value Contracts are included in the financial statements at fair value and adjusted to contract value as reported to the Plan by the Stable Value Contract issuers.

The Stable Value Fund’s Net Asset Value (“NAV”) is normally expected to be calculated using the contract value of the Stable Value Contracts, regardless of the fluctuations in the market value of the underlying fixed income portfolios, which is intended to allow the fund to maintain a stable NAV. The terms of each Stable Value Contract provide for certain qualified withdrawals allowed under the Plan, such as exchanges, withdrawals, distributions and benefits to be paid at contract value, although terms vary from contract to contract and certain withdrawals may not be permitted at contract value.

Investing in the Stable Value Fund involves certain risks, however the Stable Value Fund may be subject to additional risks other than those described below. The value of the Stable Value Fund’s investments may fluctuate, sometimes rapidly or unpredictably, due to a number of factors including changes in interest rates or inflation, adverse economic conditions, reduced market liquidity, poor manager performance, or other factors affecting the securities markets.

The creditworthiness of the contract issuer or guarantor of fixed income securities or Stable Value Contracts, may deteriorate, or the issuer may default or become unable or unwilling to make timely principal payments, interest payments, or to otherwise honor its obligations, which may impact the Stable Value Fund’s performance or cause a reduction in the Stable Value Fund’s NAV.

There are certain risks associated with investing in Stable Value Contracts. Stable Value Contracts contain terms including events of default and termination provisions, which if triggered could obligate the Stable Value Fund’s managers to alter their investment strategy and wind down the contracts over a period of several years, or could potentially cause loss of coverage under the Stable Value Contract(s). Certain events or conditions, including but not limited to, changes to the Plan’s other investment funds, changes to the rules or administration of the Plan or Stable Value Fund, employer restructuring or layoffs, corporate mergers or divestitures, employer bankruptcy, partial or complete Plan termination, changes in law, accounting procedures or regulatory changes, may result in withdrawals from the Stable Value Contracts being made at market value instead of book value, which could result in a reduction of the Stable Value Fund’s NAV. The Trustee is responsible for determining the Stable Value Fund’s NAV and the amount of any participant’s redemption from the Stable Value Fund.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the Stable Value Fund investments held by the Master Trust was approximately $1.5 billion at December 31, 2010 and 2009, and is included in the Stable Value Fund summary of the net assets of the Master Trust in Note 3. The contract value of the Stable Value Contracts held by the Master Trust was approximately $1.4 billion and $1.5 billion at December 31, 2010 and 2009, respectively. The average yield of the entire Stable Value Fund for the years ended December 31, 2010 and 2009, was 2.40% and 3.58%, respectively. The average yield of the entire Stable Value Fund, adjusted to reflect the actual interest rate credited to participants in the Stable Value Fund, for the years ended December 31, 2010 and 2009, was 2.66% and 3.19%, respectively. This average yield is calculated by dividing the annualized rate credited to participants in the Stable Value Fund by the fair value of all investments in the fund.

In addition to the Stable Value Contracts, the Stable Value Fund includes a short-term investment fund managed by State Street that had an aggregate fair value of approximately $64 million and $74 million at December 31, 2010 and 2009, respectively.

6.	RELATED-PARTY TRANSACTIONS

Certain of the Master Trust’s investments are units of Master Trust Investment Accounts managed by the Trustee. State Street is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to the Trustee for trustee services were approximately $1,049,000 and $930,000 for the years ended December 31, 2010 and 2009, respectively.

Also included in the Master Trust’s investments are shares of common stock of International Paper Company, the Plan’s sponsor, which qualify as party-in-interest transactions. At December 31, 2010 and 2009, the Plan held 57,100,000 and 59,300,000 units, respectively, of common stock of International Paper Company, the sponsoring employer, with a cost basis of $331,718,342 and $335,654,644, respectively. The Plan recorded dividend income of $5,533,005 and $4,304,508 for the years ended December 31, 2010 and 2009, respectively.

7.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated May 8, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Company and the Plan administrator believe that the Plan, as amended from time to time subsequent to the receipt of the IRS determination letter, is currently designed and operated in compliance with the applicable requirements of the Code, and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8.	TRANSFERS FROM OTHER PLANS

The Company also sponsors the International Paper Company Hourly Savings Plan. If employees are transferred from hourly to salaried status or vice versa during the year, their account balances are transferred to the plan in which they are eligible to participate following transfer. For the years ended December 31, 2010 and 2009, the net transfers from the Hourly Savings Plan to the Salaried Savings Plan were approximately $3,921,000 and $671,000, respectively.

9.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

10.	RECONCILIATION TO THE FORM 5500

For the years ended December 31, 2010 and 2009, the following is a reconciliation of participant-directed investments per the statements of net assets available for benefits to the Form 5500 (in thousands):

	2010	2009
Net assets available for benefits:
Participant-directed investments, at fair value	$3,132,973	$2,942,125
Fair value to contract value adjustments for fully benefit-responsive investment contracts	(10,423)	19,862
Less participant brokerage accounts	(84,434)	(69,783)

Value of interest in Master Trust investment accounts per Form 5500, Schedule H, Part I, Line 1c(11)	$3,038,116	$2,892,204

*    *    *    *    *    *

SUPPLEMENTAL SCHEDULE

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

EIN: 13-0872805; PLAN 007

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Various participants	Participant loans at interest rates of 4.25% to 10.5%, maturing through December 2020	**	$61,111,808
	JP Morgan CISC	Participant brokerage accounts - other assets	**	83,893,627
	JP Morgan CISC	Participant brokerage accounts - partnerships	**	540,213
	International Paper Company	Bonds at interest rate of 7.95% due June 2018	**	10,710
	International Paper Company	Notes at interest rate of 7.5% due August 2021	**	118,116

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

By:	/s/ MARK M. AZZARELLO
Mark M. Azzarello, Plan Administrator

Date: June 29, 2011

          Memphis, TN